Exhibit 99.1

Yueda Digital Holding Announces Pricing of $28 Million Registered Direct Offering

New York, NY, October 15, 2025 (/PRNewswire) – Yueda Digital Holding (Nasdaq: YDKG) (the “Company”), a Web3 and digital-economy company with a focus on the long-term accumulation of mainstream cryptocurrencies, today announced that it has entered into a definitive agreement with certain investors for the purchase and sale of an aggregate of 28,000,000 units (each a “Unit”), consisting of one ordinary share of the Company, par value $0.04 per share (the “Ordinary Shares”), and one warrant to purchase one Ordinary Share (each, a “Warrant”), at a purchase price of $1.00 per unit in a registered direct offering.

Each of the Warrants will have an exercise price of $1.00 per Ordinary Share and be exercisable beginning on the date of the issuance date and ending on the one-year anniversary of the issuance date.

The aggregate gross proceeds to the Company of this offering are expected to be approximately $28 million. The transaction is expected to close on or about October 16, 2025, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is acting as sole placement agent for the offering.

The securities described above are being offered by the Company pursuant to an automatic shelf registration statement on Form F-3ASR (File No. 333-290419) which was filed with the Securities and Exchange Commission (SEC) on September 19, 2025 and automatically became effective upon filing. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The offering is being made only by means of a written preliminary prospectus and final prospectus that will form a part of the registration statement. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this offering may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

About Yueda Digital Holding

YDKG is a Web3 and digital-economy company with a focus on the long-term accumulation of mainstream cryptocurrencies, whether acquired through treasury allocations, strategic investments, or the proceeds of capital transactions. Its principal business activities include: (i) active treasury management of mainstream digital assets; (ii) exploration of compliant, risk-managed yield opportunities, such as staking, on-chain liquidity provision, and other conservative market activities (where permitted); (iii) selective investments and partnerships in Web3 infrastructure and applications; and (iv) advisory services for enterprises entering the digital-asset economy. YDKG operates with a compliance-first mindset and a security-by-design, aiming to compound long-term value while supporting the growth of open blockchain networks.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be closed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

YUEDA DIGITAL HOLDING

Penny Pei

Phone: +86-10-8460-8678

Email: penny@yuedaholding.com